Exhibit 4.11
ADDENDUM NO. 1 TO TECHNICAL MANAGEMENT AGREEMENT
This Addendum No. 1 (this "Addendum") dated as of March 18th, 2016, by and among LEADER SHIPPING CO., a company incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960 Marshall Islands in Marshall Islands, (the "Owner"), and V.SHIPS LIMITED, a company incorporated in Limassol Cyprus whose registered office is at Zenas Gunther, 16-18, Agia Triada, 3035 Limassol, Cyprus (the "Manager"), to the Technical Management Agreement dated as of February 11th, 2015, by and among the Company and V.Ships Greece Ltd., as novated by a novation agreement dated as of July 27th, 2015 entered into between the Owner, the Manager and V.Ships Greece Ltd. (the "Agreement") for the provision of technical management services by the Manager to the Owner for the mv Leadership (the "Vessel"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto (or incorporated by reference) in the Agreement, which also contains rules of usage that apply to terms defined therein and herein.
RECITAL
WHEREAS, the Owner and the Manager desire to enter into this Addendum No. 1 for the purpose of including words and expressions in Clause 1.1 of the Agreement.
WHEREAS, the Owner and the Manager desire to enter into this Addendum No. 1 for the purpose of including a new Clause 3.12.
WHEREAS, the Owner and the Manager desire to enter into this Addendum No. 1 for the purpose of amending the existing Clause 8.11 of the Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.            Clause 1.1 of the Agreement
The following words and expressions are hereby included in alphabetical order in Clause 1.1:
"
"lay-up" means the lay-up for a period of more than 3 months during which the Vessel is moored in a secured location and all her systems are shut down with minimum ongoing maintenance to prevent deterioration of the Vessel's hull structure and machinery. During this period, a specialist lay-up crew may be employed and/or only watchmen may be appointed by a contracted 'housekeeping' company to be selected by the Owner.

"De-activation" means the period of time between the Vessel's time of arrival at the Lay-up Site and until she is safely laid-up including but not limited to the preparations required for safely laying-up the Vessel as well as the notification of authorities governing the Vessel's operations.
 "Flag State" means the State whose flag the Vessel is flying.
 "Lay-up Site" means the location in which the Vessel is laid up.
"Lay-up Period" means the period of time after De-activation and before Re-activation.
"Re-activation" means the period of time which is required for the Vessel to become fully operational in accordance with the applicable Class, Flag and international requirements; the Re-activation will commence upon the Owners' initial notification to the Managers and will terminate when the Vessel is ready to sail from the Lay-up Site. The Re-activation will last for a period of not more than three (3) weeks."
2.            Clause 3.12 of the Agreement
A new Clause 3.12 is hereby added in the Agreement as follows:
"3.12            Lay up of Vessel
In the event that the Owners decide to lay-up the Vessel, the Managers shall:
A.	Provide in cooperation with the Owners the Vessel with instructions with regards to the procedures that shall be followed throughout the Lay-up Period for all phases of the project, lay-up, De-activation and Re-activation.
B.	Use their best endeavors to perform the Management Services in accordance with sound layup industry practice, including but not limited to compliance with all relevant rules and regulations, and protection of the Vessel and surrounding environment in the case of emergency. The Managers shall have in place and maintain an emergency response plan. The Managers shall waive their right to claim any award for salvage performed on the Vessel and/or to protect the environment. The performance of the Management Services shall be conducted in a manner consistent with appropriate social responsibility
C.	Notify the Owners in the event that, during the performance of the Management Services, the Managers become aware of any equipment or machinery that needs maintenance and/or repair. The Owners will decide whether the Vessel and/or her equipment or machinery is in need of maintenance and/or repair. However, if the maintenance and/ or repair are, in the Managers' opinion, critical for the Vessel's safety and/or the surrounding environment the Managers have the right to take all necessary and prudent steps to effect such maintenance and/or repairs without consulting the Owners, provided that they will advise the Owners of such need as soon as practicably possible.
D.	Maintain records of work carried out in performance of the Management Services;

E.	Provide periodic written reports to the Owners of the observed condition of the Vessel and its equipment and machinery in a form and frequency agreed between the parties; and
F.	Arrange necessary class and flag surveys to obtain lay-up classification and registry notations and further ensure that, throughout the Lay-up Period, that the Vessel is in possession of valid certificates to comply with the port authority, Flag State and Vessel's classification society requirements.
G.	Do any such actions to preserve the Vessel and her machinery and equipment in order to prevent damage or deterioration and to assist with subsequent Re-activation.
In the performance of their management responsibilities under this Agreement, the Managers shall be entitled to have regard to their overall responsibility in relation to all vessels as may from time to time be entrusted to their management. In particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available supplies, manpower and services in such manner as in the prevailing circumstances the Managers in their absolute discretion consider to be fair and reasonable.
In the event that the Owners decide to lay-up the Vessel, the Owners shall pay all sums to the Managers punctually in accordance with Clause 8.11 and the terms of this Agreement."
3.            Amended and Restated Clause 8.11 of the Agreement
Clause 8.11 of the Agreement is hereby amended and restated as follows:
"8.11             If the Owners decide to lay-up the Vessel and such lay-up lasts more than two (2) months, no management fee shall be paid to the Managers for the period exceeding the two (2) months until the Owners give written notice to Re-activate the Vessel. The Owners shall reimburse the Managers for any costs that arise while the Vessel is laid up following the two (2) months provided these costs have been approved by the Owners."
IN WITNESS WHEREOF, the parties hereinabove have caused this Addendum No. 1 to the Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.
LEADER SHIPPING CO.		V.SHIPS LIMITED

By:	/s/ Stamatios Tsantanis	By:	/s/ Capt. Alex Halavins
Name:	Stamatios Tsantanis	Name:	Capt. Alex Halavins
Title:	Director / President/ Treasurer	Title:	General Manager